Exhibit 99.2
                                                                    ------------

Telewest summary financial statement 2001
















Hello. Welcome to the little book of Telewest facts and figures

[TELEWEST LOGO]

GRAPHIC ON INSIDE FRONT COVER AND PAGE 01

No title. The graphic is a page-size banner with the text "For the broader picture go to www.telewest.co.uk". The banner is broken into four lines of type. "For the" appears at the top left corner of the inside cover page. The word "broader" is spread across the centre of the double page. The text "picture go to" appears beneath the "ade" of "broader" on page 01. Beneath that is a small graphical symbol of an arrow inside a box . This symbol is used as a pointer throughout the brochure. In this case it points to the website address "www.telewest.co.uk".

Graphic-No title. The text states: "Telewest is a broadband communications and media group. We are creating a broadband world that makes our customers' lives and businesses better. Only our broadband expertise, to create and deliver content at the speed of light, allows our customers to do more. Our vision is to become the broadband communications provider of choice." The text fills the top half of the page. Each sentence is a separate paragraph. Beneath this text is the graphic, which fills the bottom half of the page. It is a representation of Telewest's business structure. The name "Telewest" appears at the top, with a dotted line connecting it to an image of a target, labelled "Network". The target consists of three coloured circles surrounding a disc of white space. A short dotted line below the word "Network" connects it a small target labelled "Business". The "Business" target is flanked on either side by two other small targets. The small targets each represent one third of the large target. The size of the inner white circle of the large target, they each consist of three coloured circles forming a solid disc. A dotted line to the left of the "Business" target leads to a small target labelled "Consumer" and a dotted line to the right of the "Business" target leads to a small target labelled "Content".

Contents
3     Chairman's Statement
4     Chief Executive's Review
8     Summary Financial Review
11    Social Responsibility
14    Board of Directors
16    Summary Report of the Directors
17    Summary Corporate Governance
19    Summary Directors' Remuneration Report
21    Statement of Directors' Responsibilities
21    Auditor's Statement
22    Summary Financial Statement
23    Notes to the Summary Financial Statement
26    Summary Operating Statistics
27    Shareholder Information

Title - "Another year of growth for Telewest". The graphic appears on the top half of the page. It is a two-dimensional representation of the table below. Data for the year 2001 are highlighted.

                                            98              99               00               01
Total turnover
(including share of UKTV)           (pound)539m      (pound)793m     (pound)1,129m   (pound)1,323m

EBITDA                              (pound)146m      (pound)222m      (pound)247m     (pound)306m

Monthly household revenue           (pound)33.58    (pound)34.92     (pound)37.45     (pound)40.03

Below the chart on the right-hand side of the page is the small pointer arrow next to the small text "To see a detailed financial breakdown go to www.telewest.co.uk/ourcompany/." The table of contents appears beneath the above text.

Chairman's Statement

2001 was a year in which Telewest progressed considerably as a business despite an uncertain economic climate and great turbulence in the telecoms, media and technology sector. Unfortunately, this operational improvement has not been reflected in the financial market's perception of the company. Anxiety about debt levels and increasingly tight capital markets have limited the room to manoeuvre for highly leveraged companies like ours. But all our key operational indicators showed consistently improving trends. Sales and revenue per customer accelerated, while churn - the number of customers lost - declined dramatically.

This performance was achieved by rigorous attention to detail at the operational level. There was a continuous programme of improvement to the network, which has enabled us to offer the full range of digital products to virtually all our homes passed. The reliability of the network has also been improved, which - together with better customer service - has helped reduce churn and attract new customers.

We have also made tremendous progress in the broadband arena, having installed 107,000 subscribers to blueyonder broadband internet by 28 February 2002.

It is also increasingly clear that cable's unique advantage - the triple play - is a winner. Our suite of digital products - telephone, multichannel television and internet, provided from a single network - is an appealing offering to consumers that cannot be matched by satellite or a traditional telecommunications company.

It is not only the network side of the business that has performed well in difficult conditions. Flextech, our content business, has done a remarkable job in increasing advertising sales during a period widely acknowledged to be the worst recession in advertising for many years.

All of these achievements attest to the quality and dedication of Telewest's excellent employees, who tirelessly continued to try harder despite the speculation surrounding the company's funding and the doom and gloom that has surrounded the sector in which they work.

Thus, the board and management rightly take pride in the fact that Telewest's underlying operational strength improved greatly throughout 2001, reflected in rising revenues and EBITDA, relatively flat costs and falling capital expenditure. That progress has continued into 2002, with strong trading in the first two months of the year. We continue to have access to our bank facility and are focused on maximising our operational performance; executing well despite the difficult capital markets.

This turbulence and market uncertainty has also led to a general decline in asset values. As a result, the group has taken a non-cash impairment charge in respect of the Flextech assets acquired for Telewest shares in 2000 of (pound)1.1 billion. Together with a higher interest charge in 2001, following the planned increase in the level of group debt, we report an increase in the overall net loss for the year. No impairment charge was required in the carrying value of our cable assets.

Clearly it is distressing that the share price of our company has fallen so much in a market uncertain about telecoms operators in general and cable companies in particular. It is also undeniable that a business model that relies on large amounts of debt financing is considered unacceptable in this financial climate. Your directors share your inevitable feelings of frustration and distress over the share price.

Cob Stenham
Chairman
28 February 2002

Set in the upper left-hand side of the page is the text "Open, Optimistic, Passionate, Innovation.". In the bottom right-hand corner is a large arrow that points to the next page.

Title: "Telewest is a leader in broadband technology and the largest provider of basic channels to the UK pay-TV market". The graphic covers a two-page spread. On the left-hand page are four text boxes. The first text box is labelled "Network". The text within the box states: "A highly advanced broadband communication network with the capability to provide high-speed data and IP services. Combining a high-bandwidth two-way fibre-coaxial local network with an ultra-high capacity fibre-optic national network. This network built over the past decade passes 4.9 million homes". A line is drawn from this text box into a full-page, stylised map of Great Britain (excluding Ireland) on the facing page. Within this outline of Great Britain the continuous line from the text box traces Telewest's broadband network. The line does not reach into northern Scotland or Wales. Above the map is the pointer arrow, with the text "To find out more go to www.telewest.co.uk".

The bottom half of the left-hand page contains three text boxes under the heading "PRODUCTS AND SERVICES". The first box contains the following text:

"CONSUMER
Offering residential customers a triple play of internet, telephone and television services. blueyonder internet

o high-speed internet, always-on, fixed cost cable modem connection.
o blueyonder SurfUnlimited fixed fee dial-up internet. blueyonder pay-as-you-go dial-up internet. Telephone
o Talk Unlimited: fixed price telephone service allowing unlimited local and national calls. 321FREE our standard telephone service with a simple pricing structure. Broadband digital TV
o four packages which combine a range of broadband digital channels with access to premium channels and pay-as-you-go channels".

The second box contains the following text:

"BUSINESS
Offering businesses a range of voice solutions, data solutions and broadband internet access.
o blueyonder workwise: high-speed internet service for SMEs with a dedicated business portal offering e-mail, website creation, web hosting, e-commerce and hosted Microsoft Exchange services like Microsoft Outlook.
o Centrex: advanced telephone services hosted and managed by Telewest's digital Central Exchange.
o Endeavour: dedicated travel industry extranet. Carrier services: providing wholesale capacity and managed bandwidth solutions".

The third box contains the following text:

"CONTENT
Creator and supplier of entertainment, information and interactive content and services to the UK multichannel television and on-line markets.
o wholly owned channels: Trouble, Bravo, LivingTV and ChallengeTV.
o 50% partner in UKTV, a joint venture with BBC Worldwide. UKTV has nine channels: UK Gold, UK Gold 2, UK Style, UK Style +1, UK Horizons, UK Horizons +1, UK Drama, UK Food and PLAYUK.
o ids (interactive digital sales) is the ad-sales house selling across television, web and interactive media".

                              [NETWORK MAP GRAPHIC]

Chief Executive's Review

2001 was about operational performance - every single person in Telewest strove to improve service and revenues and their efforts are in the results for the full year we announced on 1 March. In so many ways, Telewest is operating better than it ever has. All the key indicators by which a business like this should be judged are positive: Revenue and EBITDA are rising; subscriber numbers are growing; churn is falling; operating costs are relatively flat and capital expenditure is declining.

Of course this is not reflected in the share price, which has suffered from the anxiety in the markets surrounding highly leveraged telecoms operators. Furthermore, the general decline of asset values within the telecoms and media sectors has meant that in 2001 we have taken a non-cash impairment charge of (pound)1.1 billion for the Flextech assets acquired in 2000 resulting in a higher net loss for the year.

We have remained focused on improving the operating performance of the business, but we have also had to recognise how the climate change in the capital markets affects us. Finance is clearly at a premium and therefore we are focused on spending our capital wisely. There are many worthy projects which would ultimately enhance the business, such as introducing new information technology, which while desirable are not essential in the short term. In this climate, we will allow capital spending only on projects that are vital to the immediate health of the business.

The fruit of our focus on operations can be seen across Telewest, but I would like to single out the excellent growth in high-speed internet connections. As of 28 February, we had 107,000 installed subscribers to our blueyonder broadband service. Growth in 2001 was ten-fold, proving there is a need for speed. We shall compete not only on price, but will use our better network to go for speed, launching a 1 Mb broadband service later this year. That is twice as fast as any DSL service offered over BT's network and twenty times the speed of dial-up internet.

Seventy per cent of our broadband customers take three services, clearly demonstrating that our bundle of television, telephone and internet wins. This time last year, we were selling 380 broadband connections a day on average. Today we are averaging 900 sales a day.

This is Telewest's advantage; our multichannel TV competitors don't provide phone and fast internet, and our telephone competitors don't provide television. As the consumer is bombarded with ever more, they want it ever more simplified and available from one supplier.

Currently, we are continuing to execute well and we have seen strong subscriber growth in the first months of this year.

In the two years I have been chief executive, what I have learnt is that the most important thing is to make this technically complicated multi-product, signal distribution business simple, so that staff and customers alike understand what we do. Every time you change the management structure or pricing or product, you have to enthuse and take 10,500 people with you. We are a better operating company not because we are cleverer or smarter but because we have worked hard at being stable and consistent.

And we have forged a great team of 10,500 people who have accomplished a great deal. I am proud to be associated with them.

Turning now to the individual divisions.

Full-page graphic. Set inside a large circle is the text "107,000 broadband internet subscribers".

Full-page graphic. Set inside a simple outline drawing of house is the text "Record revenue per household".

CONSUMER DIVISION
2001 was a year in which Telewest Broadband continued to lead the development of true broadband Britain. From January our 512 kbps broadband services were available to over 4.3 million homes throughout our franchise areas. In May we launched our new telephony product Talk Unlimited, specifically tailored to attract high value customers. In September we launched our blueyonder website offering a range of high-speed orientated music, entertainment and games features.

Consumer Division revenues grew by 16% to (pound)857 million in 2001. This was attributable to a 7% increase in average monthly revenue per household to (pound)40.03 and 6% growth in household penetration to 37.5%.

Chief Executive's Review - continued

Television
During the year we continued to build upon the success of our broadband TV services, comprising of 150 TV and radio channels, pay-per-view movies, interactive services and TV email. A product campaign promoting a best value bundled TV and telephone offer boosted sales in the last quarter, increasing our TV penetration to 28.5% from 26.1%.

We also enhanced our interactive TV services which allow customers to shop, bank and use other similar services via their TV screens. We added pay-per-play games to our offer and began trialling Living Health and iSeeTV.

Internet
Consumer demand for our internet services has remained buoyant throughout the year. A two-month joint broadband marketing initiative with NTL in August and September contributed to a ten-fold increase in our installed blueyonder broadband base from 7,000 to 85,000 by the end of the year. This service is successfully attracting new customers to Telewest Broadband. Additionally 70% of blueyonder broadband customers are also taking television and telephone and are spending on average (pound)65 per month.

Our dial-up internet base taking SurfUnlimited (our unmetered internet service) and blueyonder pay-as-you-go has also continued to grow, increasing our customer base by 8% to 303,329 customers.

Telephony
Residential telephony remains a core revenue provider for our business with over
1.6 million customers at the year end, having added 77,669 customers during the year. In May, we launched Talk Unlimited a fixed fee telephone service - the UK's only telephone service offering unlimited local and national calls 24 hours a day. This now accounts for around 10% of all our telephony subscribers.

Customer Service
Improving customer care remains at the heart of our plans. We are integrating systems from the different franchises we have acquired into systems with common performance indicators. Our focus this year is on establishing centres of excellence for customer care.

We have reduced the number of call centres from 14 to 8 and have made them better working environments. We now give our call centre staff a minimum of 10 days training per year, and have provided web-based intranet technology that gives quicker, better customer details to our customer service representatives and makes them more productive.

During 2001 we introduced round-the-clock, 24-7 fault reporting. No other cable company offers that service.

Marketing
As part of our drive to build strong customer loyalty, the company rebranded in November 2001, by bringing all our regional companies under one new, simple identity, Telewest Broadband. The company has also undertaken an intensive internal programme, with every employee undergoing a one-day training programme, designed to communicate one vision and a shared set of core values.

BUSINESS DIVISION
Telewest Business provides voice, data, internet, e-commerce and carrier services which we market through focused sales teams to the following sectors: government, education and healthy (GEH); travel; small and medium size enterprises (SME's); corporate; and carrier services.

During the year, we launched the first hosted Microsoft Exchange service by any network operator in Europe, consistent with our strategy of delivering relevant remote applications to the SME market. This service, available through the blueyonder workwise business portal, has already attracted 3,500 licences. New customers generated by this product include the Everton and Sheffield United football clubs, The Touchstone Group, VIS Interactive and the Federation of Small Businesses.

Other activities in the applications arena included the acquisition of Rapid Travel Solutions, the travel sector software specialist. Combined with our established business Endeavour, this acquisition makes Telewest Business the leader in communications solutions for the travel sector.

Chief Executive's Review - continued

Telewest Business has also continued expansion in the corporate and GEH sectors. Notable wins during the year include the provision of services to West Midlands Police with a (pound)4.5 million contract and signings with Wolverhampton, Liverpool and Medway Councils. In addition, we are providing Bristol City Council with high bandwidth broadband internet solutions for the city's schools. We also won a large contract with Genesys Conferencing to provide circuits and lines for their growing conference call business.

The number of business customer accounts has grown by 10% during the year to 73,000, the number of business lines has increased by 22% to 445,000 and the average annualised revenue per customer account has also risen to (pound)3,137.

The Business Division revenues for the year totalled (pound)274 million. Excluding Carrier Services, the division's revenues have increased by 16% year-on-year to (pound)213 million. Consistent with other network operators and our expectations, revenues from Carrier Services declined from (pound)88 million to (pound)61 million in 2001. This revenue is derived from a small number of contracts and can fluctuate from year-to-year.

In summary, Telewest Business is now an established sector player, evidenced by its customer satisfaction rating of joint first in the Communication Management Association's Market Report 2001 and its leadership in the deployment of broadband for the business community.

In the upper right-hand corner of the page are two small bar graphs, which are represented below in table form. The bar for year 2001 is highlighted.

            Business customer accounts          Business customer lines (000s)

            98       43,980                     98       215
            99       58,347                     99       306
            00       66,507                     00       366
            01       72,934                     01       445

CONTENT DIVISION
The Content Division's turnover, including its share of UKTV, and before elimination of inter-divisional trading increased by 13% on a pro forma basis to (pound)206 million. The increases were driven by UK multichannel subscriber growth of 10% to (pound)10.5 million homes at the year end and improved advertising sales. Our advertising revenue (including 50% of UKTV) is up 6% from the previous year. This is a significant achievement given a 10% decline in the overall TV advertising market year-on-year.

Throughout the year, we have increased our commitment to invest in original British productions across all the wholly owned channels. Already this strategy is delivering increased audience ratings and revenue. Additionally, it is providing opportunities to exploit these assets in other territories and media.

Full-page graphic that depicts a large curved line that represents a smile. Above the smile is the text "Churn at all time lows".

Full-page graphic with a large arrow pointing from the centre of the page to the upper right-hand corner. Beneath the arrow is the text "Advertising sales up 6%".

Bravo's new original production Travel Sick has been nominated for several industry awards, including the Broadcast Awards, and most recently the Golden Rose at Montreux.

Trouble, the youth channel within our portfolio, achieved its highest ever ratings with its original production Cruel Summer.

ChallengeTV, our game show service, has launched a number of original productions including Defectors and TV Scrabble which have both boosted the channel's performance during the year. The channel will relaunch in 2002 to become a fully interactive games network and both of these formats will be adapted to provide interactivity and pay-to-play programming.

The UKTV business continued to grow successfully, with our share of revenues increasing 21% to (pound)63 million in 2001 on a pro forma basis. On 5 November 2001, UKTV launched a new channel, UK Food, a channel dedicated to celebrating the finest food and the nation's favourite chefs. Initial audiences have been very encouraging.

Broadband
In June, we launched Living Health, a joint initiative between the NHS and Telewest to pilot the UK's first and largest government-backed broadband health care service. NHS Direct inVision, launched in September as the second stage of Living Health allows patients to conduct face-to-face consultations with NHS Direct nurses via their TV.

The service was one of four government-backed pilots looking into the viability of digital TV services to provide health care. Subject to the outcome of an independent evaluation of the service, it could be rolled out nationally across all digital platforms and all digital media.

During the year, we announced an agreement to combine Telewest's broadband network with Sony's PlayStation(R)2. This will enable consumers to sample a broad range of services, from games and playable level downloads, to applications such as lifestyle and gaming editorial content. We commenced trials of Europe's first PlayStation(R)2 broadband network in January 2002.

Chief Executive's Review - continued

2001 saw the launch of our blueyonder website, specifically designed for the broadband PC platform. The site features rich audiovisual content covering the best in entertainment, music and gaming created in-house by David Docherty's broadband content team and through partnering with some of the best broadband content creators in the UK. The blueyonder site has received much industry praise and was voted "Site of the Month" by Internet magazine in January 2002.

Adam Singer
Group Chief Executive
28 February 2002

Above the main text is the pointer arrow with the text "To find out more about our products and services go to www.telewest.co.uk".

Across the top of the double-page spread is the banner "total turnover (pound)1.323bn". The number is set is very large type. In the right-hand corner of the banner is the pointer arrow with the text "For greater detail go to www.telewest.co.uk".

Summary Financial Review

INTRODUCTION
While the share price performance was disappointing, reflecting turmoil in the telecommunications, media and technology sector, Telewest had a strong year with record turnover and EBITDA. Our operating performance reflected our continuing success in the marketplace where our bundled broadband product set offers unrivalled quality and value. Consequently, our subscriber growth was strong across our cable television ("CATV"), telephony and blueyonder broadband internet services and we achieved record low levels of customer churn. Despite the weakening economy and the competitive pressures we face, revenues across all consumer products have grown and margins have improved. The introduction of Talk Unlimited, our innovative flat-rate telephony service providing unlimited local and national calls, has lifted telephony margin, whilst price increases and a change in package mix helped contribute to a 4% growth in CATV margin. Growth was achieved in our Business Division, where, excluding Carrier Services, revenues increased by 16% on 2000; including Carrier Services, revenues were up slightly by 1%. The softening economy has impacted the UK advertising sector and other broadcasters have typically seen their revenues fall, however, Flextech (including our proportionate share of our joint venture with the BBC, UKTV) increased both its advertising revenues and its number of its subscribers.

Following the requirements of UK Accounting Standards, the Group has performed impairment tests on its tangible and intangible fixed assets and investments. The impairment tests have resulted in an exceptional non-cash charge totalling (pound)1,130 million against the Content Division's goodwill and its investments in UKTV and SMG plc ("SMG"). No impairment was required in the carrying value of the cable assets.

For the full commentary on our financial results, please visit us on www.telewest.co.uk.

REVENUE
The Group's total turnover increased by (pound)194 million or 17% to (pound)1,323 million in 2001.

CONSUMER DIVISION
The Consumer Division revenues increased by (pound)117 million or 16% to (pound)857 million in 2001. This increase was mainly attributable to an 8% increase in the average number of customer homes connected due to the Eurobell acquisition, penetration increases and an increase in average revenue per household of 7% to (pound)40.03 per month. The percentage of subscribers taking two or more services grew to 69% at 31 December 2001 from 65% a year earlier.

Cable television
CATV revenues increased by (pound)50 million or 18% to (pound)329 million in 2001. This follows retail price increases from 1st July coupled with growth in subscribers, continued analogue to digital migration and a full year's inclusion of Eurobell. Average CATV revenue per customer increased by 6% during the year to (pound)20.75 per month. CATV penetration increased to 28.5% by the end of 2001 from 26.1% in 2000. This increase in penetration resulted from continued subscriber take-up of digital TV packages and a reduction in CATV subscriber churn which improved by 7.3 percentage points during the year to 18.7%.

Residential telephony
Residential telephony revenues increased by (pound)43 million or 10% to (pound)488 million in 2001. Increasing penetration resulted in residential telephony subscribers growing by 5%. As with CATV, telephony subscriber churn improved during the year and fell by 3.3 percentage points to 16.5%. Average monthly revenue per line decreased marginally to (pound)22.79 in 2001. Whilst usage increased nearly 34% year-on-year, average revenue per minute decreased by approximately 26% due to the effects of price competition and a change in the mix of calls.

Internet and other revenues
Internet and other revenues have increased by 150% to (pound)40 million in 2001. This increase related entirely to internet income to which our blueyonder broadband product contributed significantly. Blueyonder subscribers grew ten-fold to 85,000 by the end of 2001 reaching 107,000 at 28 February 2002.

BUSINESS DIVISION
The Business Division which had total revenues for 2001 of (pound)274 million comprises Business Services and Carrier Services. The revenues of Business Services are generated from the sale of voice and data services and increased by (pound)30 million or 16% to (pound)213 million in 2001. Revenue increased as a result of total line growth and the inclusion of Eurobell's full year results, but was partially offset by a 9% decrease in average monthly revenue per line during 2001. Carrier Services offers our fibre optic national network to other carriers and operators for handling both voice and data communications. Revenues from Carrier Services tend to be derived from a relatively small number of high value, short and long-term contracts and therefore can fluctuate from year to year. Revenues from this unit fell by (pound)27 million to (pound)61 million in 2001.

Summary Financial Review - continued

CONTENT DIVISION (Flextech)
Our Content Division's turnover for the year, including its share of UKTV's turnover and before elimination of inter-divisional trading, was (pound)206 million, compared with (pound)182 million on a pro forma basis for last year. The increase was driven by multichannel subscriber growth year on year and also by improved advertising sales. In a market where other broadcasters have seen advertising revenue fall and where we have seen the multichannel market continue to fragment, our advertising revenue (including 50% of UKTV) is up 6% from the previous year. This is a significant achievement given a 10% decline in the overall TV advertising market year-on-year, and an increasingly competitive multichannel market.

OPERATING EXPENSES (before depreciation and amortisation)
Operating expenses before depreciation and amortisation, increased by (pound)108 million or 13% to (pound)954 million in 2001. This increase arises principally because of the full-year impact of the acquisitions of Flextech and Eurobell together with increased selling, general and administrative costs, ("SG&A"). On a pro forma basis, SG&A increased by only 1% from (pound)485 million to (pound)491 million in 2001. Expressed as a percentage of total turnover, these expenses decreased to 37% in 2001 from 38% in 2000, reflecting, in part, cost efficiencies being achieved across the Group. Staff costs increased by (pound)28 million to (pound)257 million (after capitalisation), reflecting an increase of some 1,350 employees during the year. This increase in employees reflects the enlarged Group, continuing focus on customer service and staffing requirements to support high-speed internet and digital TV, offset by a reduction in the use of contractors for installation.

EBITDA
The Group's consolidated EBITDA increased by (pound)59 million or 24% to (pound)306 million in 2001.

DEPRECIATION and AMORTISATION
Depreciation expense increased by (pound)46 million or 12% to (pound)445 million in 2001 principally due to the additional capital expenditure on digital TV and high-speed data equipment and the full-year impact of the acquisition of the Eurobell franchises.

Amortisation of goodwill increased by (pound)38 million to (pound)181 million in 2001 principally as a result of the impact of the Flextech acquisition. In addition, as stated earlier, the Group performed a post acquisition impairment test on its

Content business goodwill which resulted in an exceptional non-cash charge of (pound)992 million.

OTHER INCOME and EXPENSE
Net interest payable and similar charges increased by (pound)71 million to (pound)479 million in 2001 primarily as a result of additional borrowing to fund the roll-out of digital TV and high-speed internet products and general working capital.

Amounts written off investments comprise exceptional non-cash impairment charges of (pound)138 million on the Group's investments in UKTV and SMG.

NET LOSS
Net loss for the year before exceptional items was (pound)801 million. As a result of the exceptional items, final net loss for the year was (pound)1,935 million.

FINANCING
On 16 March 2001, the Group entered into new senior secured credit facilities with a syndicate of 26 banks for (pound)2 billion. Under these facilities we are also able to raise a further (pound)250 million from institutional investors of which a (pound)125 million tranche was drawn down at 31 December 2001.

During 2001, we used a mix of syndicated bank facilities, leasing and vendor finance as sources of financing. At 31 December 2001, the Group had gross debt of (pound)5,132 million, of which (pound)5,025 million represents long-term borrowings falling due after one year. There was (pound)1,324 million of bank debt (drawn on the (pound)2.25 billion facility), (pound)261 million of leasing and vendor financing, (pound)45 million of other loans and (pound)3,502 million consisting of a series of long-term bonds and convertible obligations. As of 31 December 2001, the Group had cash balances of (pound)14 million (excluding (pound)20 million that is considered restricted).

CAPITAL EXPENDITURES
Additions to fixed assets in 2001 totalled (pound)653 million, an increase over 2000 of (pound)39 million. The increase was principally a result of the increased size of the Group following the Eurobell acquisition, together with network upgrades and new digital set-top boxes and modems in connection with our roll-out of digital TV and high-speed internet services.

Summary Financial Review - continued

MARKET RISK
The principal market risks to which we are exposed are:

o        Interest rate changes on variable-rate long-term bank debt; and

o Foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instructions.

We use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.


Charles Burdick
Group Finance Director
28 February 2002

Under the title to page 18 are two small graphics. The first graphic is above the left-hand text column It is labelled "Revenue segmentation", and is represented by a circle broken into three proportionate arcs . The arcs are numbered 1, 2 and 3. Next to the circle is text that explains the icon:

"1       Consumer Division (pound)857m
2        Business Division (pound)274m
3        Content Division  (pound)192m
         (inc. share of joint ventures)"

The second graphic is set above the right-hand text column. It is bar chart labelled "EBITDA". The figures for the year 2001 are highlighted. The bar chart contains the information set out in tabular form below:

98       (pound)146m
99       (pound)222m
00       (pound)247m
01       (pound)306m

Social Responsibility

OUR PEOPLE
Doing the right thing for our people - a year of progress
Telewest has a fundamental belief that the route to excellent customer service and strong financial performance is through highly engaged people. The last year has seen a concerted effort to build people engagement throughout the Group, bringing formerly separate parts of the business together to produce a common purpose and consistency.

Prior to the recent launch of Telewest's new brand identity, the Group ensured that its employees were familiarised with the Company vision and brand values, through a nationwide programme of workshops called "The Right Thing Experience". The programme recently won the Internal Visual Communication Association (IVCA) Gold Award for effective communication.

Telewest has a well-defined two-way internal communications approach that includes a team briefing system, regular staff opinion surveys, roadshows and broadtalk - a regular live webchat event for employees with the group chief executive and other members of senior management.

A central focus during 2001 has been building a culture recognising the value of customer service, and we now have seven-day working in our field operations and contact centres using flexible working patterns. We have also introduced a new pay and reward accreditation system, which encourages our people to develop their knowledge, skills and behaviour in line with their role and our brand. This is the first such scheme in the UK to be formally recognised by the Institute of Customer Service.

The Group continues to work towards improving and maintaining good employee relations. An example of this is a programme of workshops for all line managers to build an understanding of employee relations, which was launched during 2001. Employee forums are also being established across the organisation. We are committed to equal opportunities and to enhancing the diversity of our workforce, based on performance and capability. Through our policies, we ensure that we do not discriminate, giving fair consideration to all.

We invest in the development and training of our people, encouraging them to focus their learning around business needs and to pursue other appropriate development opportunities. We also aim to ensure that our managers are equipped to lead their teams effectively through leadership and management development programmes.

HEALTH AND SAFETY
Telewest strongly supports and is committed to the maintenance and review of the Company's health and safety management systems. This is reflected by a team of dedicated health and safety professionals who provide specialist advice and support to all areas of the business. Telewest has a nominated board director, Mark Luiz, who has specific responsibility for overseeing health and safety management across the organisation.

COMMUNITY
As a rule, we do not make large financial donations to charities, but seek to support our communities in other ways. An example of this is the Telewest Time To Read project, a partnership between our Woking office and a local primary school, where Telewest employees help children with their reading skills. Another recent example is the provision of broadband internet, voice and data services to a community learning centre project in Newcastle.

We are planning a series of initiatives to encourage and support employee involvement in their communities and have a payroll-giving scheme as the first stage of this activity.

The Group made total charitable donations of(pound)15,979 in the year (2000:(pound)36,829).

ENVIRONMENT
Telewest is committed to developing and maintaining good environmental standards. A committee, reporting to Charles Burdick, group finance director, meets on a quarterly basis and is responsible for monitoring the Company's environmental performance and setting targets for improvement.

The majority of Telewest's network is now complete. However, we have signed up to the Streetwise Charter - a public commitment from utility companies to safety, best practice, improved communication and the development of practical solutions to street works' problems, which will be applicable for any remaining build and maintenance.

We have now turned our attention to the Group's offices and are introducing initiatives such as Green Transport Plans, as well as making sure that new property acquisitions are environmentally friendly.

Social Responsibility - continued

We have focused on the areas of reduction in CO2 emissions, waste and water usage, in line with UK Government recommendations. We consider CO2 emissions and waste to be the two areas where Telewest's activities have most environmental impact.

A primary objective has been to rationalise our data gathering methods across the Group. This will allow us to measure our environmental impacts more accurately during the course of 2002 and to set targets for improvement.

REDUCTION IN GREEHOUSE GAS EMISSIONS
Transport
Our estimate of total miles travelled within the business across the UK in 2001 is 38.1 million. This is the equivalent of 8,854 tonnes of CO2.

We are working on improvements in our inter-office communications and home working capability. This has included the installation of video and audioconferencing units in an effort to reduce travel within the Group. In 2001, approximately eight million minutes of audioconferencing facilities were used. In addition, an improved digital fault rate, a reduction in infrastructure problems in our network, and the location of remote stores for equipment throughout our operating areas will all help to reduce our total business mileage.

Following successful trials, we have introduced 60 Liquid Petroleum Gas (LPG) Ford Transits, approximately 6% of the Light Commercial Vehicle (LCV) fleet. This move to LPG has generated an approximate reduction in CO2 emissions of 58 tonnes, a 27% reduction, compared to our standard diesel equivalent.

We launched our first Green Transport Plan aimed at minimising the dependency on private cars for commuter journeys and providing alternative modes of transport, supporting our Sheffield contact centre. We now have one operating in Plymouth and two more are currently being developed for Liverpool and Birmingham.

We already offer subsidised public transport options in certain locations, an example of this is the Travel Wise scheme in Birmingham.

Energy/fuel
We estimate that we consumed approximately 137 million kWh of electricity, which is equivalent to 59,000 tonnes of CO2 emissions. We now have a system in place that will allow us to report separately on gas consumption for next year and hence set targets for total CO2 emissions.

Refrigerants
All work relating to air conditioning systems is carried out by REFCOM accredited engineers. We have also introduced a system across all of our mechanical service contractors that establishes the quantity of refrigerant, by type, reclaimed, charged and lost, and will be able to publish full-year data for 2002.

Detailed plans are in place to replace all Halon and NAFF gas systems by the end of 2002. FM200 or Inergen alternatives will replace these systems.

WASTE
We believe that we have now established a robust method for tracking total tonnage and volumes of all commercial waste products, segregated into landfill and recycled office-based products. Based on initial data, we estimate that our total waste output for 2001 is 7,860 tonnes. We shall track this data throughout 2002 quantifying our total Group impact by the end of the year, not only by total volume but also by proportion recycled. This will enable us to set targets for 2003 for both reduction in waste output and an improvement in our recycled contribution.

Our hazardous waste is negligible and any disposal complies with current legislation.

Paper
The process of introducing single billing for customers using more than one of our services is almost complete and we have recently started to roll out electronic billing and payment. It is anticipated that this will save 50.6 million A4 sheets of paper, 32.3 million A4 envelopes and 10.7 million business reply envelopes between 2002 and 2004.

Social Responsibility - continued

Computer equipment
The length of usage of computer equipment within the Group means that it does not reach the minimum specification requirement for passing on to the voluntary sector at the end of its life cycle within the Group. We are currently developing a process for environmentally friendly disposal of computer equipment.

WATER
We now have a new data gathering system for water consumption in place allowing us to gather data and set targets for 2003.

PROCUREMENT ACTIVITIES
We are currently reviewing our purchasing policy with a view to including an environmental performance requirement in supplier contracts and tendering processes.

We ensure that all new property acquisitions are rated to the equivalent of BREEAM "good" or "very good". Our new National Credit Services Centre is located in the Mailbox, a regeneration project in Birmingham.

Set above the right-hand text column is the pointer arrow with the text "To find out more go to www.telewest.co.uk".

Board of Directors

ANTHONY (COB) STENHAM
Non-executive chairman (2) (70)
Appointed non-executive chairman of the board in December 1999. Also chairman of the nomination committee. He has served as a non-executive director of the Company since November 1994 and was deputy chairman of the board until December 1999. Mr Stenham was also chairman of the audit and remuneration committees until December 1999. From 1990 to 1997, he was chairman of Arjo Wiggins Appleton plc and was a managing director of Bankers Trust Company from 1986 to 1990. Prior to that he was an executive director of Unilever NV and PLC for 15 years. Mr Stenham also currently serves as non-executive chairman of iFonline Group plc and Whatsonwhen plc. He is a non-executive director of Altnamara Shipping plc, Standard Chartered plc, Jarrold & Sons plc and The Management Consultancy.

ADAM SINGER
Group chief executive (2) (50)
Appointed chief executive and a director of Telewest in April 2000 upon completion of Flextech's merger with Telewest. Mr Singer was previously appointed to the combined post of chairman and chief executive of Flextech in October 1998, having been chairman since June 1997. Prior to this, he was president and chief operating officer of Tele-Communications International Inc ("TCI"), now renamed Liberty Media International ("LMI"). He joined the Tele-Communications group of companies in 1988 as a vice president of United Artists Programming. Before joining TCI he held positions with Viacom International Inc and the BBC. He was a non-executive director of Telewest between November 1995 and March 1998, and has been a non-executive director of SMG plc since September 1995. He is also a member of the nomination committee.

CHARLES BURDICK
Group finance director (50)
Appointed group finance director in February 1997. He was acting group finance director from September 1996. Prior to this he was vice president of finance and assistant treasurer at MediaOne Inc. Prior to joining MediaOne in 1990, he worked in treasury and corporate development roles at, inter alia, Time Warner and Carnation International.

STEPHEN COOK
Group strategy director and general counsel (41) Appointed to the board of Telewest as group strategy director in April 2000 following the completion of the Flextech merger. From October 1998, Mr Cook was general counsel and executive director of Flextech. Prior to this he was a partner with Wiggin & Co., Flextech's principal legal advisors, from April 1995. He is also a non-executive director of SMG plc. Mr Cook was appointed general counsel of Telewest in August 2000.

MARK LUIZ
Chief executive, content division (48) Appointed chief executive of Flextech, which became the content division of Telewest when the two companies merged in April 2000, and subsequently appointed to the board of Telewest in November 2000. Mr Luiz has been one of the pioneers of the UK multichannel television industry, having been closely involved with the launch of channels such as UK Gold and Living. He joined Flextech in 1994 as chief financial officer and was appointed finance director the following year. Prior to joining Flextech, Mr Luiz was chief finance officer for United Artists Programming from 1992, having joined the company as financial controller in 1988.

DENISE KINGSMILL CBE
Non-executive director (1,2,3) (54) Appointed a non-executive director in June 2001. Ms Kingsmill has been deputy chair of the Competition Commission since 1997. She was an advisor to Denton Wilde Sapte from 1994 to 2000 and specialised in employment law and corporate governance. Ms Kingsmill is a non-executive director of Manpower and of the Home Office, a trustee of the Design Museum as well as a member of the Advisory Board of the Cambridge Business School (The Judge Institute).

ANTHONY RICE
Non-executive director  (1,2,3) (49)
Appointed as a non-executive director in September 1998 and was appointed chairman of the audit committee in December 1999. He was also chairman of the remuneration committee from December 1999 until April 2000. He served as a non-executive director of General Cable from October 1997 to September 1998. Mr Rice is the group managing director - ventures at BAe Systems, having held this position since January 2001. Prior to this, he held the following positions at BAe between July 1991 and December 2000: group director Supply Chain Management, group managing director - Commercial Aircraft of British Aerospace plc, chief executive of British Aerospace Asset Management and group treasurer of BAe. Mr Rice is also a non-executive director of SAAB Technologies.

STANISLAS YASSUKOVICH CBE
Non-executive director (1,2,3) (67)
Appointed as a non-executive director in April 2000 following the completion of the Flextech merger. He was appointed chairman of the remuneration committee in April 2000. From June 1997 until the merger, Mr Yassukovich was deputy chairman of Flextech, having previously been non-executive chairman from August 1989. He is currently chairman of Henderson Eurotrust Plc, Park Place Capital Ltd, Manek Investment Management Ltd and deputy chairman of the ABC International Bank plc and serves on the board of a number of other companies. He is former deputy chairman and chief executive officer of the European Banking Group, former chairman of Merrill Lynch Europe and Middle East and a former deputy chairman of the London Stock Exchange.

ROBERT BENNETT
Non-executive director (43)
Appointed as a non-executive director in April 2000 following the completion of the Flextech merger. He is president and chief executive officer of Liberty Media Corporation, a position he has held since April 1997. Mr Bennett has been with Liberty Media since its inception in 1990, serving as its principal financial officer and in various other officer capacities. Prior to the creation of Liberty, he was vice president and Director of finance at TCI. Mr Bennett is a director of Liberty Livewire Corporation, Liberty Satellite & Technology Inc, Discovery Communications Inc, USA Networks Inc, and many of Liberty's other affiliated companies.

MIRANDA CURTIS
Non-executive director (2,3) (46)
Appointed a non-executive director in September 1998. She has been president of Liberty Media International Inc ("LMI") since February 1999. Prior to that she served as executive vice president of LMI from September 1996 until February 1999. From May 1992 until August 1996 she held senior management positions for LMI. Ms Curtis is a director of Jupiter Telecommunications Co Ltd, Jupiter Programming Co Ltd, Multithematiques SA and Princes Holding Ltd.

DENNIS DURKIN
Non-executive director (1,3) (31)
Appointed as a non-executive director in August 2001. He has been European director at Microsoft since 1999, managing Microsoft's European strategic acquisitions and alliances. He also serves on the board of directors at Carpoint LLC.

GRAHAM HOLLIS
Non-executive director (1) (50)
Mr Hollis has served as a non-executive director since March 1999. He has been an executive vice president of Liberty Media International Inc ("LMI") since September 1996 and LMI's chief financial officer since May 1995 From July 1994 until May 1995 he was director of finance at LMI. Prior to joining LMI he held several senior finance and accounting positions with US subsidiaries of the Peninsular and Oriental Steam Navigation Company ("P&O") from 1986 to 1994. Mr Hollis also serves on the board of directors of The Wireless Group plc, Jupiter Telecommunications Co Ltd, Multithematiques SA and Princes Holding Ltd.

SALMAN ULLAH
Non-executive director  (38)
Appointed as a non-executive director in August 2000. Mr Ullah is a managing director in the Corporate Development and Strategy group at Microsoft. He joined Microsoft in 1997 as a senior business manager in MSN. From 1993 to 1997 he was an engagement manager in the Chicago office of McKinsey and prior to that he held research fellow posts in theoretical physics at the University of Chicago between 1991 and 1993 and the University of Virginia between 1989 and 1991.

HENRY VIGIL
Non-executive director (2) (44)
Appointed as a non-executive director in August 2000. He has been vice president, consumer strategy and partnerships at Microsoft Corporation since January 1999. From 1997 to 1999 Mr Vigil was a senior director of strategy planning and business development for the digital television group at Microsoft. From 1995 to 1997 he was general manager of the internet commerce business unit and general manager of the interactive television business unit. From 1990 to 1995 he was director of marketing for desktop applications. He also serves on the board of directors of Artist Trust.


1        Member of the audit committee
2        Member of the nomination committee
3        Member of the remuneration committee

Summary Report of the Directors

The directors have pleasure in submitting their summary financial statement, prepared under UK GAAP, of the Company and its subsidiary undertakings for the year ended 31 December 2001.

The summary financial statement does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as would be provided by the full Annual Report and Consolidated financial statements.

Any shareholder or debenture holder requiring more detailed information may download a copy from our website www.telewest.co.uk and/or may obtain a copy of the full annual report and consolidated financial statements (free of charge) by writing to the Company's Registrars, Lloyds TSB Registrars, at the address shown on page [ 27 ].

PRINCIPAL ACTIVITIES and BUSINESS REVIEW
The Chairman's Statement on page [ 3 ], the Chief Executive's Review on pages [ 4 to 7 ] and the Summary Financial Review on pages [ 8 to 10 ] report on the principal activities of the Group. Information on likely future developments of the business of the Group and its activities is to be found in those sections.

POST BALANCE SHEET EVENTS
There were no material post balance sheet events between the end of the financial year and the date of this report.

DIVIDENDS
The directors do not recommend the payment of a dividend for the financial year ended 31 December 2001. No dividend was recommended for payment during the financial year ended 31 December 2000.

BOARD OF DIRECTORS
Details of all the directors of the Company, appear on pages [ 14 and 15 ]. In accordance with the Company's Articles of Association, each of the directors will retire from office at the Annual General Meeting and each will offer himself/herself for re-appointment.

Details of directors' interests in the share capital of the Company are set out in the Summary Directors' Remuneration Report on pages [19 and 20 ].

During the year, and to the date of this report, the following were appointed as directors of the Company: Denise Kingsmill on 22 June 2001 and Dennis Durkin representing Microsoft on 2 August 2001. The following resigned as directors of the Company: Lord Borrie on 21 June 2001; Neil Holloway representing Microsoft on 2 August 2001 and Robert Fuller on 31 August 2001.

AUDITORS
A resolution to reappoint the retiring auditors, KPMG Audit Plc, and to authorise the directors to fix their remuneration will be proposed at the Annual General Meeting.

MAJOR CORPORATE SHAREHOLDERS
Liberty Media and Microsoft hold 25.2% and 23.6% respectively of the Company's issued share capital.

ANNUAL GENERAL MEETING
The resolutions to be proposed at the Annual General Meeting appear in the Notice of Meeting.

On behalf of the Board of Directors
Clive Burns
Company Secretary
28 February 2002


Registered Office: Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW Registered in England: No 2983307

Summary Corporate Governance

The full statement on Corporate Governance is set out on pages [ 27 to 31 ] of the annual report and consolidated financial statements.

Throughout the year ended 31 December 2001, the Group has complied with the majority of the Principles of Good Governance (the "Principles") and Code of Best Practice (the "Combined Code") annexed to the Listing Rules of the UK Listing Authority with the exception of certain Combined Code provisions which are described below. Such exceptions largely reflect the shareholder arrangements between the Company, Liberty Media and Microsoft and the continued significance of those major corporate shareholders to the Company. The agreement reflecting the current arrangements was approved by the independent shareholders on 31 March 2000. Revisions to this agreement were also approved by the independent shareholders on 21 June 2001.

BOARD OF DIRECTORS
The board meets regularly throughout the year and there is frequent contact between meetings. It retains full and effective control over the Group and monitors the executive management. The directors have full and timely access to all relevant information and board meetings follow a formal agenda of matters specifically reserved for decision by the board. The board is also supplied on a monthly basis with financial and other relevant information about the Group.

The company secretary is responsible for ensuring that the board procedures are followed and that applicable rules and regulations are complied with. In addition, the Group has established a Code of Conduct for directors which sets out policies relating to share dealing, expenses, benefits and disclosure of interests.

All directors have access to the advice and services of the company secretary. There is an agreed procedure in place for directors to take independent professional advice, if necessary, at the Group's expense.

BOARD BALANCE
The posts of chairman and group chief executive are held by Anthony (Cob) Stenham and Adam Singer respectively and Stanislas Yassukovich is the senior independent non-executive director. The current composition of the board is four executive directors and ten non-executive directors, of whom four are independent (Denise Kingsmill, Tony Rice, Cob Stenham and Stanislas Yassukovich). The remaining six non-executive directors represent the major corporate shareholders, Liberty Media and Microsoft. Combined Code provision
A.3.2 provides that a majority of the non-executive directors should be independent. As noted above, the majority of the non-executive directors represent the Company's major corporate shareholders, Liberty Media and Microsoft, and are therefore not considered to be independent. The balance of the board is reflective of the arrangement between the Company and the major corporate shareholders as described in further detail in the full annual report of the Company.

Details of the directors and committee membership are on pages [ 14 and 15 ].

REAPPOINTMENT
In accordance with the Articles of Association of the Company, each director submits himself/herself for reappointment each year. The independent non-executive directors normally hold office for three years, subject to standing for reappointment in the same manner.

AUDIT COMMITTEE
The audit committee assists the board in its duties regarding the Group's financial statements and meets with the external auditors.

The committee has written terms of reference which include the review and monitoring of the accounting policies and reporting requirements and effectiveness of the internal controls of the Group.

In accordance with the Combined Code, the majority of the members of the committee are independent non-executive directors.

NOMINATION COMMITTEE
The nomination committee assesses candidates and makes recommendations for the appointment of directors to the board.

REMUNERATION COMMITTEE
The remuneration committee deals with the remuneration of the executive directors and policies for senior management remuneration and development on behalf of the board.

The committee has five members and comprises solely non-executive directors, of whom three are independent. The remaining two non-executive directors represent Liberty Media and Microsoft. This arrangement does not comply with the Combined Code provision B.2.2 which states that remuneration committees should consist entirely of independent non-executive directors. However, this arrangement is reflective of the relationship between the Company and the major corporate shareholders.

INVESTOR RELATIONS
The executive directors and the director of corporate affairs meet regularly with analysts and institutional shareholders according to a programme organised by the investor relations department and external advisors. The board views the Annual General Meeting as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the board. Investors are also encouraged to visit the Company's website at www.telewest.co.uk.

INTERNAL CONTROL
The board is ultimately responsible for the effectiveness of the Group's system of internal control. Responsibility for designing and operating the system is delegated to the executive directors.

The board has established a process to apply the Combined Code which has been in place for the financial year. This process ensures that significant risks faced by the Group are identified, evaluated and managed. The process begins with a fundamental appraisal of the risks facing the business, conducted in conjunction with executive management. Risks are therefore identified and evaluated. On a quarterly basis the audit committee receives a report detailing changes to the risks identified and progress made in mitigation. The identified risks have named individuals responsible for their ongoing management.

The audit committee has reviewed the effectiveness of the Group's internal control environment, the scope of the work undertaken by the internal audit function, the Group's financial statements and the scope of work undertaken by the external auditors.

The system of internal controls is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Group's internal control procedures do not cover our major joint ventures and associates. These entities are subject to their own system of internal control. Governance of these entities is achieved through board representation.

GOING CONCERN
The directors consider that the current credit facilities of the Group, which were approved in March 2001, provide sufficient funding to finance its existing business plans, satisfy working capital requirements and pay interest on existing debt instruments for at least twelve months from the date of approval of these financial statements.

The Group regularly monitors its ongoing ability to draw down under the facilities, which is dependent on satisfying financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a degree of risk, in particular, the Group's ability to increase revenues in accordance with its plans.

The Group's existing business plans and projections demonstrate that the forecast growth in business performance will be sufficient to allow the Group to continue to meet its current covenant obligations for a period of at least twelve months from the date of approval of these financial statements.

The directors have considered all of these factors and they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore, they have continued to adopt the going concern basis in preparing these financial statements.

Summary Directors' Remuneration Report

The full directors' remuneration report, which complies with the Listing Rules of the UK Listing Authority, is contained in the annual report and consolidated financial statements. This extract provides information on the directors' emoluments, pensions and share interests (including those of their families).

Directors' Compensation
---------------------------------------------------------------------------------------------------------------
                             Salaries/   Benefits  Performance           Total
                                Fees                 related          emoluments               Pension
                                                      bonus       excluding pensions      contributions (1)
                                    2001      2001       2001           2001       2000       2001        2000
                             (pound)'000(pound)'000(pound)'000    (pound)'000(pound)'000(pound)'000 (pound)'000
---------------------------------------------------------------------------------------------------------------
Executive
C J Burdick                          377        11        283(2)         671        524         14          13
S S Cook (app 19.4.00)               355         3        112            470        441         70          48
R Fuller (app 1.12.00) (res
31.8.01)                             273        10          -            283        284         61           7
P B Harman (app 19.4.00)
(res 14.7.00)                          -         -          -              -        105          -          10
V M Hull (res 18.8.00)                 -         -          -              -        688          -          12
A K Illsley (res 19.4.00)              -         -          -              -      1,012          -          46
M W Luiz (app 16.11.00)              338        14        109            461        127         40           4
A N Singer (app 19.4.00)             575        18        186            779        504         58          34
Non-executive
Lord Borrie  (res 21.6.01)            17         -          -             17         35          -           -
D P Kingsmill (app 22.6.01)           18         -          -             18          -          -           -
W A Rice                              35         -          -             35         35          -           -
A W P Stenham (3)                    175        15          -            190        214          -           -
S M Yassukovich (app
19.4.00)                              41         -          -             41         29          -           -
---------------------------------------------------------------------------------------------------------------
                                   2,204        71        690          2,965      3,998        243         174
---------------------------------------------------------------------------------------------------------------

The following non-executive directors did not receive any remuneration from the Company in either 2001 or 2000 for their services: A G Ames (res 4.8.00), R R Bennett, S Boyd (res 4.8.00), S Brych-Nourry (res 4.8.00), M T C Curtis, D Durkin, G Hollis, N Holloway (res 2.8.01), S Ullah and H P Vigil.

Notes:
1. The pension contributions for the directors were paid into their personal pension schemes. None of the directors are members of the Company's money purchase occupational pension plan. Bonuses paid to directors are not pensionable.
2. (pound)170,000 within the figure shown for C J Burdick was paid as a special bonus in respect of his contribution to the negotiations in obtaining the new senior secured credit facilities.
3. A W P Stenham receives an annual fee of(pound)175,000 and support services or compensation in lieu of, up to a maximum of (pound)75,000




DIRECTORS' INTERESTS

Directors' interests in ordinary shares of the Company are as follows:
--------------------------------------- ----------------------------------------- -----------------------------
                                                                     31 December
                                                                            2000              31 December 2001
                                                     (or at date of appointment)
--------------------------------------- ----------------------------------------- -----------------------------
C J Burdick                                                            167,971                         294,201
D P Kingsmill                                                                -                          30,983
M W Luiz                                                                20,631                          20,631
W A Rice                                                                27,120                          27,120
A N Singer                                                             194,508                         194,508
A W P Stenham                                                           40,000                          40,000
S M Yassukovich                                                         24,297                          47,513
--------------------------------------- --------------------------------------- -------------------------------


                                       27

Summary Directors' Remuneration Report - continued

Options over ordinary shares

Directors' share options are as follows:
----------------- ---------------------------- ----------------------- ------------------- --------------------
                             31 December 2000     Granted during 2001  Lapsed during 2001     31 December 2001
----------------- ---------------------------- ----------------------- ------------------- --------------------
Executive Share Option Schemes
C J Burdick                         2,021,010                 816,666                   -            2,837,676
S S Cook                            2,166,923                 816,666                   -            2,983,589
M W Luiz                            1,619,630                 816,666                   -            2,436,296
A N Singer                          1,753,994               1,400,000                   -            3,153,994
------------------- -------------------------- ----------------------- ------------------- --------------------
Sharesave Option Schemes
S S Cook                               10,977                       -                   -               10,977
M W Luiz                               10,977                       -                   -               10,977
A N Singer                              8,414                   3,247             (8,414)                3,247
A W P Stenham                          10,977                       -                   -               10,977
------------------- -------------------------- ----------------------- ------------------- --------------------

No Executive or Sharesave options were exercised during the year ended 31 December 2001. The options outstanding under the Company's Executive and Sharesave Option Schemes are exercisable at prices between 58.5 pence and 235.0 pence. The middle market price on 31 December 2001, was 62.0 pence and the range during the year was 161.0 pence to 23.0 pence.

In addition, C J Burdick has the following entitlements to ordinary shares of the Company:

                                                               Awarded       Lapsed Transferred
Scheme                                   31 December 2000  during 2001  during 2001 during 2001  31 December 2001
--------------------------------------- ------------------ ------------ ----------- ----------- ------------------
Long Term Incentive Plan                          485,238            -   (185,116)   (182,455)            117,667
--------------------------------------- ------------------ ------------ ----------- ----------- ------------------
Restricted Share Scheme                                 -      185,915           -           -            185,915
--------------------------------------- ------------------ ------------ ----------- ----------- ------------------
Equity Participation Plan                          68,750            -           -    (28,360)             40,390
--------------------------------------- ------------------ ------------ ----------- ----------- ------------------

On 23 March 2001 and 16 November 2001, 66,099 and 116,356 shares were transferred to C J Burdick under the terms of the Long Term Incentive Plan. The market price per share on these dates was 119.0 pence and 74.0 pence respectively and the gross gain on transfer was (pound)78,660 and (pound)86,100 respectively.

14,180 bonus shares and 14,180 matching shares were transferred to C J Burdick on 23 March 2001 under the terms of the Equity Participation Plan. The market price per share on this date was 119.0 pence and the gross gain on transfer of the matching allocation was (pound)16,880.

Statement of Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for that period. In preparing the financial statements, the directors are required to: select suitable accounting policies and apply them consistently; make judgements and estimates that are reasonable and prudent; state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities. The directors, having prepared the financial statements, note that the auditors are required by the Act to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their auditor's statement.




Auditor's Statement

Statement of the independent auditors to the members of Telewest Communications plc pursuant to Section 251 of the Companies Act 1985.

We have examined the summary financial statement set out on pages [ 22 to 25 ]

Respective responsibilities of directors and auditors
The directors are responsible for preparing the summary financial statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of pages [ 22 to 25 ] of the summary financial statement, with the full annual financial statements and directors' report and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summary financial statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with pages [ 22 to 25 ] of the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 "The auditor's statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full annual financial statements describes the basis of our audit opinion on those financial statements.

Opinion
In our opinion pages [ 22 to 25 ] of the summary financial statement are consistent with the full annual financial statements and directors' report of Telewest Communications plc for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

/s/ KPMG Audit Plc
KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England

28 February 2002

Summary financial statement

Summary Consolidated Profit and Loss Account (for the year ended 31 December 2001)
---------------------------------------------------------------------------------------------------------------
                                                                   2001         2001         2001         2000
                                                                 Before  Exceptional
                                                      exceptional items  items (note2)
                                                               (pound)m     (pound)m     (pound)m     (pound)m
---------------------------------------------------------------------------------------------------------------
GROUP TURNOVER  (note 4)                                          1,260            -        1,260        1,093

---------------------------------------------------------------------------------------------------------------
  Operating expenses before depreciation and
amortisation                                                      (954)            -        (954)        (846)
---------------------------------------------------------------------------------------------------------------
  EBITDA (note 3)                                                   306            -          306          247
  Depreciation and amortisation                                   (626)        (992)      (1,618)        (541)
---------------------------------------------------------------------------------------------------------------
  Total operating expenses                                      (1,580)        (992)      (2,572)      (1,387)
---------------------------------------------------------------------------------------------------------------

GROUP OPERATING LOSS  (note 4)                                    (320)        (992)      (1,312)        (294)
---------------------------------------------------------------------------------------------------------------
Loss on disposal of investments                                       -          (4)          (4)            -
Share of operating profits/(losses) of joint ventures                 9            -            9          (2)
Share of operating (losses)/profits of associated
undertakings                                                        (7)            -          (7)            3
Amounts written off investments                                       -        (138)        (138)            -
Net interest payable and similar charges                          (479)            -        (479)        (408)
---------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation                       (797)      (1,134)      (1,931)        (701)
Tax on loss on ordinary activities                                  (5)            -          (5)          (5)
---------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after taxation                        (802)      (1,134)      (1,936)        (706)
Minority interests                                                    1            -            1            -
---------------------------------------------------------------------------------------------------------------
Loss for the financial year                                       (801)      (1,134)      (1,935)        (706)
---------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share (pence)                         (27.8)       (39.4)       (67.2)       (26.1)
---------------------------------------------------------------------------------------------------------------







Summary Consolidated Cash Flow Statement (for the year ended 31 December 2001)
---------------------------------------------------------------------------------------------------------------
                                                                                             2001         2000
                                                                                         (pound)m     (pound)m
---------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                     348          194
Dividends received from associated undertakings                                                 3            3
Net cash outflow from returns on investments and servicing of finance                       (391)        (192)
Net cash outflow for capital expenditure                                                    (546)        (545)
Net cash outflow from acquisitions and disposals                                             (24)         (34)
---------------------------------------------------------------------------------------------------------------
Net cash outflow before use of liquid resources and financing                               (610)        (574)
Decrease in fixed and secured deposits (net)                                                   11           32
Net cash inflow from financing                                                                572          569
---------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash in the year                                                      (27)           27
---------------------------------------------------------------------------------------------------------------

Summary financial statement

Summary Consolidated Balance Sheet (as at 31 December 2001)
---------------------------------------------------------------------------------------------------------------
                                                                                             2001         2000
                                                                                         (pound)m     (pound)m
---------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                                           1,743        2,878
Tangible assets                                                                             3,498        3,290
Investments                                                                                   548          723
---------------------------------------------------------------------------------------------------------------
                                                                                            5,789        6,891
---------------------------------------------------------------------------------------------------------------
Current assets                                                                                340          385
Creditors: amounts falling due within one year                                              (670)      (1,343)
---------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                     (330)        (958)
---------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                       5,459        5,933
Creditors: amounts falling due after more than one year (note 6)                          (5,031)      (3,580)
Minority interests                                                                            (1)            2
---------------------------------------------------------------------------------------------------------------
Net assets                                                                                    427        2,355
---------------------------------------------------------------------------------------------------------------
Equity shareholders'  funds                                                                   427        2,355
---------------------------------------------------------------------------------------------------------------

The summary financial statement was approved by the board of directors on 28 February 2002 and signed on its behalf by:


A N Singer                                                    C J Burdick
Director                                                      Director





Notes to the summary financial statement
--------------------------------------------------------------------------------

1        Statutory information

The financial information included in this summary financial statement does not constitute the Company's statutory financial statements for the years ended 31 December 2000 or 2001 but is derived from those financial statements. Statutory financial statements for 2000 have been delivered to the Registrar of Companies, whereas those for 2001 will be delivered following the Company's Annual General Meeting. The auditors have reported on those financial statements; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985

2        Exceptional items

Following the requirements of UK Accounting Standards, the Group has reviewed the carrying value of goodwill associated with its acquisitions over recent years. This review has resulted in non-cash goodwill impairment adjustments of (pound)992 million relating to the Group's investment in Flextech and (pound)138 million relating to its equity investments in SMG and UKTV.

During the year, the Group closed its Florida based subsidiary HSNDI incurring an exceptional loss of (pound)4 million.

3        EBITDA

The directors have decided to publish EBITDA in addition to the statutory financial information as they consider that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry. EBITDA represents Group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

Notes to the summary financial statement - continued
---------------------------------------------------------------------------------------------------------------

4     Summary Segmental Information

Turnover by business segments
----------------------------------------------------------------------------------------------------------------
                                                                2001             2001         2001          2000
                                                            Existing Inter-divisional        Total         Total
                                                          operations        Turnover
                                                            (pound)m        (pound)m      (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------
Consumer Division
  Cable television                                               329              -           329           279
  Telephony                                                      488              -           488           445
  Internet and other                                              40              -            40            16
----------------------------------------------------------------------------------------------------------------
                                                                 857              -           857           740
Business Division                                                274              -           274           271
----------------------------------------------------------------------------------------------------------------
Total Cable Division                                           1,131              -         1,131         1,011
----------------------------------------------------------------------------------------------------------------
Content Division
  Programming, transactional and interactive revenues           143             (14)          129            82
  Share of joint ventures' turnover                              63                -           63            36
----------------------------------------------------------------------------------------------------------------
Total Content Division                                           206           (14)           192           118
----------------------------------------------------------------------------------------------------------------
Total turnover                                                 1,337           (14)         1,323         1,129
----------------------------------------------------------------------------------------------------------------
Less: share of joint ventures' turnover                         (63)              -          (63)          (36)
----------------------------------------------------------------------------------------------------------------
Group turnover                                                 1,274           (14)         1,260         1,093
----------------------------------------------------------------------------------------------------------------

Internet and other revenue comprises internet sales and sales of cable publications.


Summary segmental analysis of operating results
-------------------------------------------------------------------------------------------------------------------
                                       2001      2001      2001      2001      2000      2000       2000      2000
                                      Cable   Content    Inter-     Total     Cable   Content     Inter-     Total
                                                     divisional                               divisional
                                   (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m   (pound)m  (pound)m
-------------------------------------------------------------------------------------------------------------------
Group turnover                         1,131       143      (14)     1,260                           (7)     1,093
                                                                               1,011        89
-------------------------------------------------------------------------------------------------------------------
                                                               -
EBITDA                                   298         8                 306       248       (1)         -       247
-------------------------------------------------------------------------------------------------------------------
Group operating loss                   (199)     (121)         -     (320)                             -     (294)
   Before exceptional items                                                    (187)     (107)
Exceptional item:
  impairment of goodwill                   -     (992)         -     (992)         -         -         -         -
-------------------------------------------------------------------------------------------------------------------

Group operating loss                   (199)   (1,113)         -   (1,312)     (187)     (107)         -     (294)
-------------------------------------------------------------------------------------------------------------------
Exceptional item:
   loss on disposal of                                                             -         -
investments                                -       (4)         -       (4)                             -         -
Share of operating
(losses)/profits of                                                              (6)         4
   joint
ventures                                 (2)        11         -         9                             -       (2)
Share of operating
(losses)/profits                                                                   -         3
   of associated undertakings            (4)       (3)         -       (7)                             -         3
-------------------------------------------------------------------------------------------------------------------

Total operating loss                   (205)   (1,109)         -   (1,314)     (193)     (100)         -     (293)
-------------------------------------------------------------------------------------------------------------------
                                                                     (138)                                       -
Amounts written off
investments
Net interest payable                                                 (479)                                   (408)
-------------------------------------------------------------------------------------------------------------------

Loss on ordinary activities before taxation                        (1,931)                                   (701)
-------------------------------------------------------------------------------------------------------------------

Notes to the summary financial statement - continued
-----------------------------------------------------------------------------------------------------------------------


5    Directors' Emoluments

Directors' emoluments for the year amounted to(pound)3.2 million (2000:
(pound)4.2 million). Details are set out on page [ 19 ].

6.    Creditors: Amounts Falling Due After More Than One Year



                                           2001      2000      Principal                Earliest
                                         (pound)   (pound)   at maturity    Maturity  redemption        Interest
                                        million   million        million        date        date          rate %
-----------------------------------------------------------------------------------------------------------------
Accreting Convertible Notes 2003            268       225       (pound)294    1/11/03     1/11/03               5
Senior Convertible Notes 2005               339       327             $500     7/7/05      7/7/03               6
Senior Debentures 2006                      206       201             $300    1/10/06     1/10/00           9.625
Senior Convertible Notes 2007               297       295       (pound)300    19/2/07      9/3/03            5.25
Senior Discount Debentures 2007           1,072     1,077           $1,537    1/10/07     1/10/00              11
Senior Notes 2008                           231       230             $350    1/11/08     1/11/03           11.25
Senior Discount Notes 2009                  511       462(pound)325 & $500    15/4/09     15/4/04    9.875 & 9.25
Senior Notes 2010                           384       382(pound)180 & $350     1/2/10      1/2/05           9.875
Senior Discount Notes 2010                  194       171             $450     1/2/10      1/2/05          11.375
-----------------------------------------------------------------------------------------------------------------
                                          3,502     3,370
Senior Secured Facility                   1,324         -
Other Creditors                             205       210
-----------------------------------------------------------------------------------------------------------------
                                          5,031     3,580
-----------------------------------------------------------------------------------------------------------------

The Debentures and Notes are unsecured liabilities of the Group. Early redemption is at the Group's option.

Summary Operating Statistics - Unaudited

                                                                         As at 31 December   As at 31 December
                                                                                      2001                2000
                                                                                    Actual       Pro forma (1)
---------------------------------------------------------------------------------------------------------------
Consumer Division
Homes passed and marketed                                                        4,713,937           4,789,451
                                                                        ---------------------------------------
Dual or triple service subscribers                                               1,218,294           1,096,409
Cable television only subscribers                                                  138,053             153,201
Residential telephony only subscribers                                             401,286             441,731
Internet only subscribers                                                            7,986                   -
                                                                        ---------------------------------------
Total residential subscribers                                                    1,765,619           1,691,341
Household penetration                                                                37.5%               35.3%
Percentage of dual or triple service subscribers                                     69.0%               64.8%
Monthly revenue per subscriber                                                (pound)40.03        (pound)37.50
---------------------------------------------------------------------------------------------------------------
Cable television
Cable television subscribers                                                     1,341,784           1,249,610
Active Digital subscribers                                                         723,826             339,195
Penetration rate                                                                     28.5%               26.1%
Average subscriber churn rate                                                        18.7%               26.0%
Average monthly revenue per subscriber                                        (pound)20.75        (pound)19.48
---------------------------------------------------------------------------------------------------------------
Residential telephony
Residential telephony subscribers                                                1,615,809           1,538,140
Residential telephony penetration                                                    34.3%               32.2%
Residential telephone lines                                                      1,762,312           1,706,159
Second line penetration                                                               9.1%               10.9%
Average subscriber churn rate                                                        16.5%               19.8%
Average monthly revenue per line                                              (pound)22.79        (pound)22.93
Average monthly revenue per subscriber                                        (pound)25.09        (pound)25.55
---------------------------------------------------------------------------------------------------------------
Internet subscribers
Blueyonder SurfUnlimited                                                           184,034             104,983
Blueyonder pay-as-you-go                                                           119,295             175,387
Blueyonder broadband                                                                85,122               6,893
Total Internet subscribers                                                         388,451             287,263
---------------------------------------------------------------------------------------------------------------
Blueyonder broadband
Average monthly revenue per subscriber                                        (pound)25.21                 N/a
Average subscriber churn rate                                                         7.5%                 N/a
---------------------------------------------------------------------------------------------------------------

BUSINESS DIVISION

---------------------------------------------------------------------------------------------------------------
Business customer accounts                                                          72,934              66,507
Business telephony lines                                                           444,998             365,535
Average business lines per customer account                                            6.1                 5.5
Average monthly revenue per business line                                     (pound)44.12        (pound)48.44
Annualised revenue per customer account                                       (pound)3,137        (pound)3,093
---------------------------------------------------------------------------------------------------------------

CONTENT DIVISION

---------------------------------------------------------------------------------------------------------------
Multichannel subscribers                                                        10,504,118           9,565,325
Flextech share of basic viewing                                                      20.4%               23.1%
Share of total TV advertising revenues                                                3.0%                2.7%
Unique users to Flextech interactive applications                                2,618,000           1,666,000
---------------------------------------------------------------------------------------------------------------

Note:
1. Operating statistics and financial data on a pro forma basis assume the Eurobell and Flextech acquisitions had taken place on 1 January 2000.

Shareholder Information

Set next to the page title "Shareholder Information" is the pointer arrow with the text "To find out Telewest's latest share price go to www.telewest.co.uk".

PROPOSED FINANCIAL CALENDAR 2002
First Quarter operating statistics and financial results              May, 2002
Announcement of interim results for 2002                           August, 2002
Third Quarter operating statistics and financial results         November, 2002

SHARE AND ADS INFORMATION
The Company's shares trade under the symbol "TWT" on the London Stock Exchange. American Depositary Shares ("ADS") (evidenced by American Depositary Receipts ("ADRs")) representing the Company's shares trade on the Nasdaq Stock Market's National Market under the symbol "TWSTY". Each ADS represents ten of the Company's shares.

The following table sets out, for the periods indicated, the high and low middle market quotations for the Company's shares on the London Stock Exchange and the high and low reported trade prices for the ADS on the Nasdaq Stock Market's National Market.

------------------------------------------------------------------------------------------------------
                                                    Ordinary Shares (1)                       ADS (2)
                                                  High              Low            High           Low
------------------------------------------------------------------------------------------------------
2000 First Quarter                              563.0p           307.5p          $87.88        $50.00
         Second Quarter                         481.5p           228.0p          $84.50        $33.50
         Third Quarter                          258.0p           132.0p          $39.00        $19.50
         Fourth Quarter                         142.5p          103.25p          $20.88        $14.00
------------------------------------------------------------------------------------------------------
2001 First Quarter                              161.0p          100.75p          $23.50        $14.75
         Second Quarter                         139.0p            83.5p          $20.40        $11.65
         Third Quarter                          93.25p            23.0p          $13.14         $3.50
         Fourth Quarter                          81.5p            28.0p          $11.03         $3.85
------------------------------------------------------------------------------------------------------

1. The prices set out for the Company's shares are derived from the London Stock Exchange Daily Official List.
2. The prices set out for the ADS are provided by the Nasdaq Stock Market's National Market.

REGISTRAR AND DEPOSITARY
Enquiries concerning holdings of the Company's shares should be addressed to the Registrars, who are Lloyds TSB Registrars, The Causeway, Worthing. West Sussex. BN99 6DA. Telephone: 01903 502 541. Changes in a holder's address should also be notified to the Registrars.

The Bank of New York is the Depositary for the ADS programme and all enquirers regarding ADRs holder accounts and payment of dividends should be directed to The Bank of New York, ADRs Department, 620 Avenue of the Americas, 6th Floor, New York. NY 10011. Telephone: 001 800 524 4458.

SHAREHOLDERS
As at 28 February 2002, the Company had three sharehoders holding 82,507,747 convertible limited voting shares and 38,274 shareholders holding 2,873,226,315 ordinary shares of which 5,294 shareholders, holding 1,963,390,316 ordinary shares, held their shares in the CREST settlement system.

As at 28 February 2002, the Company had 15 ADRs holders holding 2,715,200 ADS.

LOW COST DEALING SERVICE
We are pleased to be able to offer you a postal dealing service through NatWest Stockbrokers Limited and the use of the Instant Share Dealing Service which is available in many NatWest branches. If you would like details of any of these services, please contact NatWest Stockbrokers Limited on 0870 600 2050.*

ENQUIRIES
For general investor information     For all other enquiries please     Postal enquiries please write to:
please contact:                      contact:
Simon Dettmer                        Clive Burns                        The Company Secretary
Director of Corporate Affairs        Company Secretary                  Telewest Communications plc
Telephone: 020 7299 5571             Telephone: 020 7299 5537           Genesis Business Park, Albert Drive
Fax: 020 7299 5495                   Fax: 020 7299 5494                 Woking, Surrey GU21 5RW

*insofar as this constitiutes an investment advertisement it has been approved by NatWest Stockbrokers Limited for the purposes of Section 21(2)b of the Financial services and Markets Act 2000 only.
NatWest Sockbrokers limited is a member of the London Stock exchange and is regulated by the FSA. Telephone calls with NatWest Stockbrokers may be monitored or recorded in order to maintain and improve service.

GRAPHICS ON PAGE 36 AND INSIDE BACK COVER

Across the two-page spread is the banner "For the broader picture go to www.telewest.co.uk". The word "broader" is in very large letters, and fills the middle third of the spread. The words "For the" appear in smaller letters above it; the words "picture go to www.telewest.co.uk" appear below it. The small pointer arrow appears before the website address.

At the bottom of the inside rear cover in small letters is the text: "Designed and produced by CGI BrandSense. Printed by Pillans & Wilson Greenaway working to the ISO14001 International Environmental Standard. The paper is supplied from a mill also accredited with ISO14001 and the paper used is from fully sustainable forests and was produced without the use of any chlorine compounds.

GRAPHIC ON BACK COVER

Set in the middle of the left-hand side of the page is the text "Goodbye for now. See you soon at www.telewest.co.uk". The first sentence is set on the top line. The second sentence is split over two lines, with the website address appearing alone in the third line.